SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. 1)1

                         CALIBER LEARNING NETWORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    129914107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Larry A. Kimmel
                               Robert Fleming Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                                                  (Continued on following pages)


                                                            (Page 1 of 17 Pages)

--------------------------------------------------------------------------------

CUSIP No.  129914107           13D                            Page 2 of 17 Pages
           ---------
--------------------------------------------------------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          FLEMING US DISCOVERY FUND III, L.P.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) [X]
                                                                        (B) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY


-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

                          WC
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
-------------- -----------------------------------------------------------------

                             7     SOLE VOTING POWER

       NUMBER OF                              0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------- -------- ---------------------------------------------

                             8     SHARED VOTING POWER*


                                              0
------------------------- -------- ---------------------------------------------

                             9     SOLE DISPOSITIVE POWER

                                              0
------------------------- -------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                              0
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

                          PN
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 129914107                   13D                     Page 3 of 17 Pages
         ----------
--------------------------------------------------------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) [X]
                                                                       (B) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY


-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

                          WC
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          BERMUDA
-------------- -----------------------------------------------------------------

                             7     SOLE VOTING POWER

       NUMBER OF                              0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------- -------- ---------------------------------------------

                             8     SHARED VOTING POWER

                                              0
------------------------- -------- ---------------------------------------------

                             9     SOLE DISPOSITIVE POWER

                                              0
------------------------- -------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                              0
------------------------- -------- ---------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

                          PN
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 129914107                    13D                    Page 4 of 17 Pages
         ----------
--------------------------------------------------------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               FLEMING US DISCOVERY PARTNERS, L.P.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) [X]
                                                                        (B) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY


-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

                               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) or 2(e)                                 [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE
-------------- -----------------------------------------------------------------

                             7     SOLE VOTING POWER

       NUMBER OF                                          0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------- -------- ---------------------------------------------

                             8     SHARED VOTING POWER

                                                   0
------------------------- -------- ---------------------------------------------

                             9     SOLE DISPOSITIVE POWER

                                                   0
------------------------- -------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                                   0
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

                               PN
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 129914107                         13D               Page 5 of 17 Pages
         ----------
--------------------------------------------------------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               FLEMING US DISCOVERY, LLC
-------------- -----------------------------------------------------------------

      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [X]
                                                                         (B) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY


-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

                               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) or 2(e)                                  [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE
-------------- -----------------------------------------------------------------

                             7     SOLE VOTING POWER

       NUMBER OF                                   4,758,229
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------- -------- ---------------------------------------------

                             8     SHARED VOTING POWER

                                                              0
------------------------- -------- ---------------------------------------------

                             9     SOLE DISPOSITIVE POWER

                                                   4,758,229
------------------------- -------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                                     0
------------------------- -------- ---------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                        [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

                               OO
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 129914107                    13D                    Page 6 of 17 Pages
         ----------
--------------------------------------------------------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               ROBERT FLEMING INC.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [X]
                                                                      (B) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY


-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

                               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) or 2(e)                                   [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE
-------------- -----------------------------------------------------------------

                             7     SOLE VOTING POWER

       NUMBER OF                                   1,126,541
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------- -------- ---------------------------------------------

                             8     SHARED VOTING POWER

                                                   0
------------------------- -------- ---------------------------------------------

                             9     SOLE DISPOSITIVE POWER

                                                   1,126,541
------------------------- -------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                                   0
------------------------- -------- ---------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                     [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               SEE ITEM 5 OF ATTACHED SCHEDULE
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

                               IA, CO
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 129914107                    13D                    Page 7 of 17 Pages
         ----------
--------------------------------------------------------------------------------

-------------- -----------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               J.P. MORGAN CHASE & CO. ("JPMC")*
               * JPMC disclaims any beneficial ownership of the shares of Caliber Learning Network, Inc. reported as beneficially owned by any other Reporting Person JPMC is named herein
               solely for informational purposes.
-------------- -----------------------------------------------------------------

      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) [ ]
                                                                        (B) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*
                               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) or 2(e)                                  [ ]
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE
-------------- -----------------------------------------------------------------

                             7     SOLE VOTING POWER

                                                   0

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------- -------- ---------------------------------------------

                             8     SHARED VOTING POWER

                                                   0
------------------------- -------- ---------------------------------------------

                             9     SOLE DISPOSITIVE POWER

                                                   0
------------------------- -------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                                   0
------------------------- -------- ---------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            0%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

                               HC
-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.              SECURITY AND ISSUER

           This Amendment No. 1 to the Statement on Schedule 13D originally filed on November 9, 1999 (as so amended, the "Statement"), with respect to the common stock, $.01 par value per share (the "Common Stock"), of Caliber Learning Network, Inc. (the "Issuer") amends and restates Items 2, 3, 4, 5, 6 and 7 and Appendices 1 and 2. The address of the Issuer's principal executive offices is 509 South Exeter Street, Baltimore, MD 21202. Information in the original
Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 1. Responses to each item below are incorporated by reference into each other item, as applicable.


ITEM 2.              IDENTITY AND BACKGROUND

           This Statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P. ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming Inc. ("RFI"), investment adviser to Fleming US Discovery Investment Trust and Fleming US Discovery Fund, controlling member of Discovery and the sole limited partner of Fleming Partners and (vi) J.P. Morgan Chase & Co. ("JPMC"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons"). Robert Fleming Holdings Limited ("RFH"), a United Kingdom company and a reporting person on the filing of the original Schedule 13D, is no longer a direct or indirect parent of any Reporting Person, and therefore, is no longer a Reporting Person for the purposes of this Statement.

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

     The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------               -------------------------------------------------


           Pursuant to the terms of the Preferred Stock Purchase Agreement ("Series B Purchase Agreement"), dated as of December 29, 2000, by and between the Issuer, Sylvan Ventures, LLC, the US Fund and the Offshore Fund, the US Fund purchased, for a total purchase price of $2,585,400, 25,854 shares of Series B Convertible Preferred Stock, $0.01 par value per share ("Series B Preferred"). The US Fund purchased the Series B Preferred, which was acquired by the US Fund at the closing on December 29, 2000, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

           Pursuant to the terms of the Series B Purchase Agreement, the Offshore Fund purchased, for a total purchase price of $414,600, 4,146 shares of Series B Preferred. The Offshore Fund purchased the Series B Preferred, which was acquired by the Offshore Fund at Closing on December 29, 2000, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.


ITEM 4.              PURPOSES OF TRANSACTIONS


a) The Series B Preferred deemed to be beneficially owned by the Reporting Persons were acquired for, and is being held for, investment purposes. The US Fund and the Offshore Fund may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

           Except for commitment to the Company for up to an additional $4 million of Series B financing from Sylvan Ventures LLC, the US Fund and the Offshore Fund, which is referenced in the Company's press release (see Exhibit 99 hereto, which is incorporated herein by reference), none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Articles Supplementary Classifying Series B Convertible Preferred Stock ("Series B Articles Supplementary") (see Exhibit 9 hereto, which is incorporated herein by reference), so long as either (i) the US Fund, the Offshore Fund or Sylvan Ventures, LLC (the "Series B Purchasers") and any Affiliate, officer or employee of the Series B Purchasers or an Affiliate of the Series B Purchasers to which the Series B Purchasers may transfer record or beneficial ownership of any shares of Series B Preferred or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series B Preferred ("Series B Holder") own at least 50% of the outstanding shares of Series B Preferred or (ii) any transferee of any shares of Series B Preferred or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series B Preferred ("Transferee") owns at least 50% of the outstanding shares of Series B Preferred, the holders of Series B Preferred, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one (1) director of the Issuer.

           Pursuant to the Issuer's Articles Supplementary Classifying Series A-2 Convertible Preferred Stock ("Series A-2 Articles Supplementary") (see
Exhibit 8 hereto, which is incorporated herein by reference), so long as either
(i) the US Fund, the Offshore Fund or RF Nominees (the "Series A-2 Purchasers") and any Affiliate, officer or employee of the Series A-2 Purchasers or an Affiliate of the Series A-2 Purchasers to which the Series A-2 Purchasers may transfer record or beneficial ownership of any shares of Series A-2 Preferred or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series A-2 Preferred ("Series A-2 Holder") own at least 50% of the outstanding shares of Series A-2 Preferred or (ii) any transferee of any shares of Series A-2 Preferred or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series A-2 Preferred ("Transferee") owns at least 50% of the outstanding shares of Series A-2 Preferred, the holders of Series A-2 Preferred, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one (1) director of the Issuer.

           The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of (i) the Series A-2 Preferred beneficially owned by them (or any shares of Common Stock into which such Series A-2 Preferred are converted) or (ii) the Series B Preferred beneficially owned by them (or any shares of Common Stock into which such Series B Preferred are converted), in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D/A to reflect such change.


ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

           (a) On December 29, 2000, the US Fund purchased 25,854 shares of Series B Preferred, which are currently convertible into 738,685.75 shares of Common Stock (the "US Fund Series B Conversion Shares").

           On December 29, 2000, the Offshore Fund purchased 4,146 shares of Series B Preferred, which are currently convertible into 118,457.15 shares of Common Stock. (the "Offshore Fund Series B Conversion Shares").

           Pursuant to the terms of the Stock Purchase Agreements, dated as of October 26, 1999, by and between the Issuer, the US Fund, the Offshore Fund and Robert Fleming Nominees Limited, a partnership that holds, as nominee, securities of funds advised by RFI ("RF Nominees", together with the US Fund and the Offshore Fund, the "Fleming Funds"), (a) the US Fund purchased for a purchase price of $10,772,800, 107,728 shares of the Company's Series A Convertible Preferred Stock ("Series A Preferred"), which were convertible on such date into 1,958,691 shares of Common Stock (subject to certain antidilution provisions) and have received 7,792.17 shares of Series A Preferred in the form of dividends thereon, (b) the Offshore Fund purchased for a purchase price of $1,727,200, 17,272 shares of the Company's Series A Preferred, which were convertible on such date into 314,036 shares of Common Stock (subject to certain antidilution provisions) and have received 1,248.05 shares of Series A Preferred in the form of dividends thereon, and (c) RF Nominees purchased for a purchase price of $2,500,000, 25,000 shares of the Company's Series A Preferred, which were convertible on such date into 454,546 shares of Common Stock (subject to certain antidilution provisions), and have received 1,812.38 shares of Series A Preferred in the form of dividends thereon. Pursuant to the terms of the Exchange Agreement (the "Series A-1 Exchange Agreement"), dated as of September 29, 2000, between the Issuer and the Fleming Funds (a) the US Fund exchanged 115,520.17 shares of Series A Preferred for an equal number of Series A-1 Convertible Preferred Stock ("Series A-1 Preferred"), which were convertible on such date into 2,100,366.7 shares of Common Stock (subject to certain antidilution provisions) and have received 2,151,58 shares of Series A-1 Preferred in the form of dividends thereon, (b) the Offshore Fund exchanged 18,520.05 shares of Series A Preferred for an equal number of Series A-1 Preferred, which were convertible on such date into 336,728 shares of Common Stock (subject to certain antidilution provisions) and have received 346.23 shares of Series A-1 Preferred in the form of dividends thereon, and (c) RF Nominees exchanged 26,812.38 shares of Series A Preferred for an equal number of Series A-1 Preferred which were convertible on such date into 487,497.8 shares of Common Stock (subject to certain antidilution provisions) and have received
495.19 shares of Series A-1 Preferred in the form of dividends thereon.

           In connection with the issuance of the Series B Preferred, all of the holders of the Series A-1 Preferred exchanged their shares for a like number of shares of the Company's Series A-2 Convertible Preferred Stock ("Series A-2 Preferred"). Pursuant to the terms of the Exchange Agreement (the "Series A-2 Exchange Agreement"), dated as of December 29, 2000, by and between the Issuer, the US Fund, the Offshore Fund and RF Nominees, (a) the US Fund exchanged 117,671.75 shares of Series A-1 Preferred for an equal number of Series A-2 Preferred (the "US Fund Series A-2 Preferred Stock"), which were convertible on such date into 3,362,050 shares of Common Stock (the "US Fund Series A-2 Conversion Shares") (subject to certain antidilution provisions), (b) the Offshore Fund exchanged 18,866.28 shares of Series A-1 Preferred for an equal number of Series A-2 Preferred (the "Offshore Fund Series A-2 Preferred"), which were convertible on such date into 539,036.6 shares of Common Stock (the "Offshore Fund Series A-2 Conversion Shares") (subject to certain antidilution provisions) and (c) the RF Nominees exchanged 27,307.57 shares of Series A-1 Preferred for an equal number of Series A-2 Preferred ("RF Nominees Series A-2 Preferred"), which were convertible on such date into 780,216 shares of Common Stock ("RF Nominees Series A-2 Conversion Shares"; together with the US Fund Series A-2 Conversion Shares and the Offshore Fund Series A-2 Conversion Shares, the "Series A-2 Conversion Shares") (subject to certain antidilution provisions).

           RF Nominees also held 346,325 shares of Common Stock as of December 29, 2000 ("RF Nominees Common Stock"), which, along with the RF Nominees Series A-2 Preferred, are owned by two funds, Fleming US Discovery Investment Trust and Fleming US Discovery Fund, for whom RFI serves as investment adviser. RF Nominees is owned 100% by RFH.

           Pursuant to the Offshore Fund's Limited Partnership Agreement (attached hereto as Exhibit 2 and incorporated herein by reference), Fleming Bermuda, one of the Offshore Fund's general partners, is responsible for the Offshore Fund's administrative, secretarial and related management activities. Fleming Bermuda has no authority over or responsibility for the investment management of the Offshore Fund.

           Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Series A-2 Conversion Shares, the US Fund Series B Conversion Shares, the Offshore Fund Series A-2 Conversion Shares and the Offshore Fund Series B Conversion Shares. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Series A-2 Conversion Shares, the US Fund Series B Conversion Shares, the Offshore Fund Series A-2 Conversion Shares and the Offshore Fund Series B Conversion Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Series A-2 Conversion Shares, the US Fund Series B Conversion Shares, the Offshore Fund Series A-2 Conversion Shares and the Offshore Fund Series B Conversion Shares. As investment adviser to the two funds that own the RF Nominees Common Stock and RF Nominees Series A-2 Conversion Shares, controlling member of Discovery and the sole limited partner of Fleming Partners, for purposes of Rule 13d-3 promulgated under the Exchange Act, RFI may be deemed to beneficially own the US Fund Series A-2 Conversion Shares, the US Fund Series B Conversion Shares, the Offshore Fund Series A-2 Conversion Shares, the Offshore Fund Series B Conversion Shares, RF Nominees Series A-2 Conversion Shares and the RF Nominees Common Stock. RFI is 100% owned by JPMC. Thus, as the parent of RFI, for purposes of Rule 13d-3 promulgated under the Exchange Act, JPMC may be deemed to beneficially own the US Fund Series A-2 Conversion Shares, the US Fund Series B Conversion Shares, the Offshore Fund Series A-2 Conversion Shares, the Offshore Fund Series B Conversion Shares, the RF Nominees Series A-2 Conversion Shares and the RF Nominees Common Stock. JPMC disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for informational purposes.

           As of December 29, 2000, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the US Fund, the Offshore Fund, Fleming Partners, and Discovery may be deemed to have owned beneficially 27.42% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon
(i) 12,594,058 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of December 29, 2000 (which includes 346,325 shares of Common Stock held by RF Nominees), (ii) the number of shares of Common Stock (3,901,086) issuable upon conversion of the US Fund Series A-2 Preferred Stock and the Offshore Fund Series A-2 Preferred Stock and (iii) the number of shares of Common Stock (857,143) issuable upon conversion of the US Fund Series B Preferred Stock and the Offshore Fund Series B Preferred Stock.

           The percentage is calculated by dividing 4,758,229 (which is the sum of 3,901,086 and 857,143) by 17,352,287 (which is the sum of 12,594,058 and
4,758,229).

           As of December 29, 2000, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of RFI and JPMC may be deemed to have owned beneficially 32.45% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 12,594,058 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of December 29, 2000 (which includes 346,325 shares of Common Stock held by RF Nominees), (ii) the number of shares of Common Stock (3,901,086) issuable upon conversion of the US Fund Series A-2 Preferred Stock and the Offshore Fund Series A-2 Preferred Stock, (iii) the number of shares of Common Stock (780,217) issuable upon conversion of the RF Nominees Preferred Stock, (iv) the number of shares of Common Stock (857,143) issuable upon conversion of the US Fund Series B Preferred Stock and the Offshore Fund Series B Preferred Stock and (v) the number of shares of Common Stock (346,325) held by RF Nominees.

           The percentage is calculated by dividing 5,884,771 (which is the sum of 4,758,229, 780,217 and 346,325) by 18,132,504 (which is the sum of
12,594,058, 4,758,229 and 780,217).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
------    -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER
          ------------------------------------

           The US Fund, the Offshore Fund and RF Nominees (the "Series A-2 Holders") acquired their respective shares of Series A Preferred Stock as of October 26, 1999 pursuant to the Preferred Stock Purchase Agreements, dated as of October 26, 1999, and executed by the Series A-2 Holders and the Issuer (see
Exhibit 4 hereto, which is incorporated herein by reference), as amended by the Series A-1 Exchange Agreement (attached as Exhibit 5 and incorporated herein by reference), dated as of September 29, 2000, and as further amended by the Series A-2 Exchange Agreement (attached as Exhibit 6 and incorporated herein by reference), dated as of December 29, 2000.

           The US Fund and the Offshore Fund acquired their respective shares of Series B Preferred as of December 29, 2000 pursuant to the Series B Preferred Stock Purchase Agreement (see Exhibit 7 hereto, which is incorporated herein by reference).

           An Amended and Restated Stockholders' Agreement (the "Stockholders' Agreement"), dated as of December 29, 2000 (see Exhibit 10 hereto, which is incorporated herein by reference), was entered into by (i) the US Fund, the Offshore Fund and RF Nominees (the "Series A-2 Holders"), (ii) the US Fund and the Offshore Fund (the "Series B Holders"), (iii) Sylvan Venture LLC, (iv) Chris
L. Nguyen and (v) the Issuer. Pursuant to the terms of the Stockholders' Agreement, the stockholders' agreement, dated as of October 29, 1999, as amended, among the Company and the Series A-2 Holders has been terminated. The Stockholders' Agreement provides that, so long as the Series A-2 Holders collectively hold at least 25% of the Series A-2 Conversion Shares issuable on the closing (calculating the US Fund Series A-2 Preferred Stock, the Offshore Fund Series A-2 and the RF Nominees Series A-2 Preferred Stock on an as-converted basis), in the event Mr. Nguyen proposes to transfer his shares ("Transferor Shares") to any Person ("Buyer"), as a condition to such Transfer, Mr. Nguyen shall cause the Buyer to offer to purchase from the Series A-2 Holders (or the Series B Holders, as the case may be) up to that number of Series A-2 Preferred and Common Stock owned by a Series A-2 Holder or any Transferee ("Series A-2 Investor Shares") representing the same percentage of all Series A-2 Investor Shares owned by it as the Transferor Shares are of all shares held by Mr. Nguyen, subject to certain exceptions.

           The Stockholders' Agreement also provides that, so long as the Series B Holders collectively hold at least 25% of the Series B Conversion Shares issuable on the closing (calculating the US Fund Series B Preferred Stock, the Offshore Fund Series B and Sylvan Series B Preferred Stock on an as-converted basis), in the event Mr. Nguyen proposes to transfer his shares to a Buyer, as a condition to such Transfer, Mr. Nguyen shall cause the Buyer to offer to purchase from the Series B Holders up to that number of Series B Preferred and Common Stock owned by a Series B Holder or any Transferee ("Series B Investor Shares") representing the same percentage of all Series B Investor Shares owned by it as the Transferor Shares are of all shares held by Mr. Nguyen, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement.

           Pursuant to the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated December 29, 2000 (see Exhibit 11 hereto, which is incorporated herein by reference), the Issuer has granted to the Series A-2 Holders and the Series B Holders and their permitted transferees certain demand and "piggyback" registration rights with respect to the shares of Common Stock (including Common Stock issuable upon the conversion of Series A-2 Preferred or Series B Preferred) held by such stockholders. Pursuant to the terms of the Registration Rights Agreement, the registration rights agreement, dated as of October 26, 1999, as amended, among the Company and the Series A-2 Holders has been terminated.

           Pursuant to the Articles Supplementary Classifying Series B Preferred ("Series B Articles Supplementary"), as filed with the Maryland State Department of Assessments and Taxation on December 27, 2000 (see Exhibit 9 hereto, which is incorporated herein by reference), the holders of the Series B Preferred currently are entitled to one vote per share of Common Stock into which each share of Series B Preferred is convertible. The holders of the Series B Preferred currently are entitled to receive dividends at a rate per annum equal to 7.5% of the Preferred Dividend Value (as defined in the Series B Articles Supplementary). The Series B Holders are entitled to receive dividends at a rate per annum equal to 16% of the Preferred Dividend Value under certain circumstances where the Issuer does not satisfy its mandatory redemption obligations or its redemption obligations upon a fundamental change, as more fully set forth in Section 5 of the Series B Articles Supplementary. In addition, under the Series B Articles Supplementary, the holders of the Series B Preferred are entitled to elect one member of the Issuer's Board of Directors, as more fully set forth in Item 4 herein and Section 3(c) of the Series B Articles Supplementary. The Conversion Price for the Series B Preferred is $3.50, subject to certain adjustments.

           Pursuant to the Articles Supplementary Classifying Series A-2 Preferred ("Series A-2 Articles Supplementary"), as filed with the Maryland State Department of Assessments and Taxation on December 27, 2000 (see Exhibit 8 hereto, which is incorporated herein by reference), the holders of the Series A-2 Preferred currently are entitled to one vote per share of Common Stock into which each share of Series B Preferred is convertible. The holders of the Series A-2 Preferred currently are entitled to receive dividends at a rate per annum equal to 7.5% of the Preferred Dividend Value (as defined in the Series A-2 Articles Supplementary). The Series A-2 Holders are entitled to receive dividends at a rate per annum equal to 16% of the Preferred Dividend Value under certain circumstances where the Issuer does not satisfy its mandatory redemption obligations or its redemption obligations upon a fundamental change, as more fully set forth in Section 5 of the Series A-2 Articles Supplementary. The Conversion Price for the Series A-2 Preferred has been decreased $3.50, subject to certain adjustments.

           In the Limited Partnership Agreements of the US Fund and the Offshore Fund, each dated as of September 27, 1996 (attached hereto as Exhibits 3 and 2, and are incorporated herein by reference), the US Fund, the Offshore Fund and their respective limited partners agreed that (i) all investment opportunities would be apportioned between the US Fund and the Offshore Fund in proportion to the relative amounts of capital committed to each Fund and (ii) the US Fund and the Offshore Fund would sell or otherwise dispose of their investments at substantially the same time, on substantially the same terms, in amounts proportionate to the relative size of their investments. Further, RFI has management agreements to provide certain services to the US Fund and the Offshore Fund.

           The foregoing response to this Item 6 is qualified in its entirety by reference to the Series A Preferred Stock Purchase Agreement, the Series A-1 Exchange Agreement, the Series A-2 Exchange Agreement, the Series A-2 Articles Supplementary, the Series B Preferred Stock Purchase Agreement, the Series B Articles Supplementary, the Stockholders' Agreement and the Registration Rights Agreement.

           Except as set forth in this Item 6 and Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.              MATERIALS TO BE FILED AS EXHIBITS

The following additional material is filed as an Exhibit to this Amendment No.
1:

Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Limited Partnership Agreement of Fleming Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D of Robert Fleming Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

Exhibit 3 - Limited Partnership Agreement of Fleming US Discovery Fund III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming Inc. with respect to the securities of Anicom, Inc. filed on July 29, 1997).

Exhibit 4 - Preferred Stock Purchase Agreement, dated as of October 26, 1999, between Caliber Learning Network, Inc. and Fleming US Discovery Fund III, L.P.

          Preferred Stock Purchase Agreement, dated as of October 26, 1999 between Caliber Learning Network, Inc. and Fleming US Offshore Discovery Fund III, L.P.

          Preferred Stock Purchase Agreement between Caliber Learning Network, Inc. and Robert Fleming Nominees Limited (incorporated by reference to the same documents included as Exhibit 10.01, 10.02, and 10.03 respectively to Form 8-K filed by the Issuer on October 26, 1999).

Exhibit 5 - Exchange Agreement, dated as of September 29, 2000, between Caliber Learning Network, Inc., Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Robert Fleming Nominees Limited.

Exhibit 6 - Exchange Agreement, dated as of December 29, 2000, between Caliber Learning Network, Inc., Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Robert Fleming Nominees Limited.

Exhibit 7 - Preferred Stock Purchase Agreement, dated as of December 29, 2000, between Caliber Learning Network, Inc., Sylvan Ventures, LLC, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (incorporated by reference to the same document included as Exhibit 10.1 to Form 8-K filed by the Issuer on January 3, 2001).

Exhibit 8 - Articles Supplementary Classifying Series A-2 Convertible Preferred Stock, as filed with the Maryland State Department of Assessments and Taxation on December 27, 2000 (incorporated by reference to the same document included as Exhibit 3.1 to Form 8-K filed by the Issuer on January 3, 2001).

Exhibit 9 - Articles Supplementary Classifying Series B Convertible Preferred Stock, as filed with the Maryland State Department of Assessments and Taxation on December 27, 2000 (incorporated by reference to the same document included as Exhibit 3.2 to Form 8-K filed by the Issuer on January 3, 2001).

Exhibit10 - Amended and Restated Stockholders' Agreement, dated as of
          December 29, 2000, among Caliber Learning Network, Inc., Chris L. Nguyen, Sylvan Ventures, LLC, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Robert Fleming Nominees Limited (incorporated by reference to the same document included as Exhibit 10.3 to Form 8-K filed by the Issuer on January 3,
          2001).

Exhibit 11 - Amended and Restated Registration Rights Agreement, dated as of December 29, 2000, among Caliber Learning Network, Inc., Sylvan Ventures, LLC, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Robert Fleming Nominees Limited (incorporated by reference to the same document included as Exhibit
          10.2 to Form 8-K filed by the Issuer on January 3, 2001).

Exhibit 99 - Press Release issued by the Issuer on January 2, 2001 (incorporated by reference to the same document included as Exhibit
          99.1 to Form 8-K filed by the Issuer on January 3, 2001).

Appendix - Address, Organization and Principal Business of Each Reporting Person Required by Item 2

Appendix 2- Information About Each Reporting Person Required by Item 2

                                    SIGNATURE

           After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 11, 2001

                                          FLEMING US DISCOVERY FUND III, L.P.

                                          By: Fleming US Discovery Partners,
                                              L.P., its general partner
                                              By: Fleming US Discovery, LLC,
                                              its general partner

                                          By:  /S/ ROBERT L. BURR
                                               ---------------------------------
                                               Robert L. Burr, Member

                                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                                          By: Fleming US Discovery Partners,
                                              L.P, its general partner
                                          By: Fleming US Discovery, LLC,
                                              its general partner

                                          By:  /S/ ROBERT L. BURR
                                               ---------------------------------
                                               Robert L. Burr, Member

                                          FLEMING US DISCOVERY PARTNERS, L.P.

                                          By: Fleming US Discovery, LLC,
                                              its general partner

                                          By:  /S/ ROBERT L. BURR
                                              ----------------------------------
                                               Robert L. Burr, Member

                                          FLEMING US DISCOVERY, LLC

                                          By:  /S/ ROBERT L. BURR
                                              ----------------------------------
                                              Robert L. Burr, Member

                                        ROBERT FLEMING INC.

                                        By:  /S/ ARTHUR A. LEVY
                                             -----------------------------------
                                            Arthur A. Levy, Director

                                        J.P. MORGAN CHASE & CO.

                                        By:  /S/ SUSAN S. SPAGNOLA
                                            ------------------------------------
                                            Susan S. Spagnola,
                                            Assistant Corporate Secretary

Exhibit 1
                             JOINT FILING AGREEMENT


         Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D/A dated January 11, 2001 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Caliber Learning Network, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original. Dated: January 11, 2001

                                      FLEMING US DISCOVERY FUND III, L.P.

                                      By: Fleming US Discovery Partners, L.P.,
                                          its general partner
                                      By: Fleming US Discovery, LLC,
                                          its general partner

                                     By:  /S/ ROBERT L. BURR
                                         ---------------------------------------
                                          Robert L. Burr, Member

                                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                                      By: Fleming US Discovery Partners, L.P,
                                          its general partner
                                      By: Fleming US Discovery, LLC,
                                          its general partner

                                      By:  /S/ ROBERT L. BURR
                                          --------------------------------------
                                              Robert L. Burr, Member

                                      FLEMING US DISCOVERY PARTNERS, L.P.

                                      By: Fleming US Discovery, LLC,
                                          its general partner

                                      By:  /S/ ROBERT L. BURR
                                          --------------------------------------
                                           Robert L. Burr, Member

                                      FLEMING US DISCOVERY, LLC

                                      By:  /S/ ROBERT L. BURR
                                          --------------------------------------
                                          Robert L. Burr, Member

                                      ROBERT FLEMING INC.

                                      By:  /S/ ARTHUR A. LEVY
                                           -------------------------------------
                                           Arthur A. Levy, Director

                                      J.P. MORGAN CHASE & CO.

                                     By:     /S/ SUSAN S. SPAGNOLA
                                         ---------------------------------------
                                         Susan S. Spagnola,
                                         Assistant Corporate Secretary

                                   APPENDIX 1

 ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED
                 BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5


                                      PRINCIPAL BUSINESS           PLACE OF
REPORTING PERSON                      AND OFFICE ADDRESS           ORGANIZATION                         PRINCIPAL BUSINESS
----------------                      ------------------           ------------                         ------------------
FLEMING US DISCOVERY FUND III, L.P.   320 Park Avenue              Delaware limited partnership         to invest in securities
("US FUND")                           11th Floor                                                        with a view to long-term
                                                                                                        capital appreciation
                                      New York, NY 10022
FLEMING US DISCOVERY OFFSHORE FUND    c/o Bank of Bermuda, Ltd     Bermuda limited partnership          to invest in securities with
III, L.P.                             6 Front St                                                         a view to long-term capital
("OFFSHORE FUND," WITH US FUNDS THE   Hamilton HM 11 Bermuda                                              appreciation
"FUNDS")

FLEMING US DISCOVERY PARTNERS, L.P.   320 Park Avenue,             Delaware limited partnership           to act as the general
("FLEMING PARTNERS")                  11th Floor                                                          partner of the Funds
                                      New York, NY  10022
FLEMING US DISCOVERY, LLC             320 Park Avenue,             Delaware limited liability company     to act as the sole general
                                      11th Floor                                                         partner of Fleming Partners
                                      New York, NY 10022

ROBERT FLEMING INC.                   320 Park Avenue,             Delaware corporation                    a registered investment
                                      11th Floor                                                           adviser and broker-dealer
                                      New York, NY 10022

J.P. MORGAN CHASE & CO.               270 Park Avenue,             Delaware corporation                     a parent holding company
                                      New York, N.Y.  10017

OTHER
FLEMING US DISCOVERY INVESTMENT TRUST Fleming Investment Trust     United Kingdom Investment Trust          an investment manager
                                      Management Limited
                                      10 Aldermanbury
                                      London EC2V 7RF

FLEMING US DISCOVERY                  Fleming Fund Management      A Societe Anonyme incorporated under     an investment manager
FUND                                  (Luxembourg) S.a r.l         the laws of the Grand Duchy of
                                      European Bank & Business     Luxembourg
                                      Center 6 route de Treves
                                      L-2633 Senningerberg
                                      Grand-Duchy of Luxembourg


                                                                      Appendix 2

                       INFORMATION ABOUT REPORTING PERSONS
                               REQUIRED BY ITEM 2


              MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC

MANAGERS
          Robert Fleming Inc.
          Robert L. Burr
          Christopher M.V. Jones*
          Eytan M. Shapiro*
          Timothy R.V. Parton*

EXECUTIVE COMMITTEE

           Arthur A. Levy
           Iain O.S. Saunders
           Jonathan K.L. Simon
           Robert L. Burr
           Christopher M.V. Jones

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Eytan M. Shapiro
           Timothy R.V. Parton
           David J. Edwards*
           Robert M. Zech

* Eytan M. Shapiro, Christopher M.V. Jones, Timothy R.V. Parton and David J. Edwards are United Kingdom citizens. Robert L. Burr and Robert M. Zech are United States citizens. Their business address is 320 Park Avenue, 11th Floor, New York, New York 10022. The citizenship and business address, for each of the remaining persons listed above is contained in "Executive Officers and Directors of Robert Fleming Inc."

            EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING INC.


Name:                              William Robert Maas
Citizenship:                       United States
Business Address:                  The Chase Manhattan Bank
                                   270 Park Avenue
                                   New York, N.Y.  10017
Title:                             Director

Name:                              Arthur A. Levy
Citizenship:                       United States
Business Address:                  Robert Fleming Inc.
                                   320 Park Avenue
                                   New York, NY 10022
Title:                             Chairman and Director

Name:                              Christopher M.V. Jones
Citizenship:                       United Kingdom
Business Address:                  Robert Fleming Inc.
                                   320 Park Avenue
                                   New York, NY 10022
Title:                             Director

Name:                              Larry A. Kimmel
Citizenship:                       United States
Business Address:                  Robert Fleming Inc.
                                   320 Park Avenue
                                   New York, NY 10022
Title:                             President and Director

Name:                              Jonathan K.L. Simon
Citizenship:                       United Kingdom
Business Address:                  Robert Fleming Inc.
                                   320 Park Avenue
                                   New York, NY 10022
Title:                             Director

Name:                              Leonard Lubrano
Citizenship:                       United States
Business Address:                  Robert Fleming Inc.
                                   320 Park Avenue
                                   New York, NY 10022
Title:                             Chief Financial Officer and Senior
                                   Vice President
Name:                              Charlie Bridge
Citizenship:                       United Kingdom
Business Address:                  Robert Fleming Securities
                                   10 Aldermanbury
                                   London  EC2V 7RF
Title:                             Director

Name:                              Eduardo Canet
Citizenship:                       United States
Business Address:                  Robert Fleming Inc.
                                   320 Park Avenue
                                   New York, NY  10022
Title:                             Director


*With the exception of William Maas and Charlie Bridge, the business address for each of the above persons is 320 Park Avenue, New York, N.Y. 10022.


                             J.P. MORGAN CHASE & CO.

                          EXECUTIVE AND OTHER OFFICERS*

Douglas A. Warner III       Chairman of the Board,
                            Co-Chair of the Executive Committee
William B. Harrison Jr.     President and CEO,
                            Co-Chair of the Executive Committee
Geoffrey T. Boisi           Vice Chairman/Co-CEO of the investment bank
David A. Coulter            Vice Chairman/Head of the retail business;
                            leads the new firm's Internet initiatives
Ramon de Oliveira           Managing Director/Head of asset management and
                            wealth management business
Walter A. Gubert            Chairman of the investment bank; Chair of European region
Thomas B. Ketchum           Managing Director/Chair of Technology Council;
                            Co-chair of the merger integration team
Donald H. Layton            Vice Chairman/Co-CEO of the investment bank
James B. Lee Jr.            Vice Chairman/Head of the investment bank's new business and commitments committees
Marc J. Shapiro             Vice Chairman/Head of finance, risk management, and administration; Co-chair of the merger integration team
Jeffrey C. Walker           Senior managing partner/Head of the private equity group
Dina Dublon                 Chief Financial Officer
John C. Farrell             Director Human Resources
Frederick W. Hill           Director Corporate Marketing and Communications
William H. McDavid          General Counsel
Peter Gleysteen             Chief Credit Officer
Leslie Daniels Wester       Head Market Risk Management



*Principal occupation is employee and/or officer of JPMC.
Business address is c/o J.P. Morgan Chase & Co.,
270 Park Avenue, New York, New York  10017.

**Each of the persons named below is a citizen of the United States of America other than Walter A. Gubert, who is an Italian citizen.



                                   DIRECTORS**

Hans W. Becherer                   Retired Chairman and Chief Executive Officer
                                   Deere & Co.
                                   One John Deere Place
                                   Moline, Illinois  61265
Riley P. Bechtel                   Chairman and Chief Executive Officer
                                   Bechtel Group, Inc.
                                   P.O. Box 193965
                                   San Francisco, California 94119-3965
Frank A. Bennack, Jr.              President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, New York   10019
Lawrence A. Bossidy                Retired Chairman of the Board
                                   Honeywell International Inc.
                                   c/o J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017-2070
M. Anthony Burns                   Chairman
                                   Ryder System, Inc.
                                   3600 N.W. 82nd Avenue
                                   Miami, Florida   33196
H. Laurance Fuller                 Retired Co-Chairman
                                   BP Amoco p.l.c.
                                   c/o J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017-2070
Ellen V. Futter                    President and Trustee
                                   American Museum of Natural History
                                   Central Park West at 79th Street
                                   New York, New York 10024
William H. Gray, III               President and Chief Executive Officer
                                   The College Fund/UNCF
                                   9860 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia   22031
William B. Harrison, Jr.           President and Chief Executive Officer
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York   10017-2070
Helene L. Kaplan                   Of Counsel
                                   Skadden, Arps, Slate, Meagher &  Flom LLP
                                   Four Times Square
                                   New York, New York  10036
Lee R. Raymond                     Chairman of the Board and Chief Executive Officer
                                   Exxon Mobil Corporation
                                   5959 Las Colinas Boulevard
                                   Irving, Texas 75039-2298
John R. Stafford                   Chairman, President and Chief Executive Officer
                                   American Home Products Corporation
                                   Five Giralda Farms
                                   Madison, New Jersey   07940
Lloyd D. Ward                      Former Chairman of the Board and Chief Executive Officer
                                   Maytag Corporation
                                   c/o J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017-2070
Douglas A. Warner III              Chairman of the Board
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017-2070
Marina v. N. Whitman               Professor of Business Administration and Public Policy
                                   The University of Michigan
                                   School of Public Policy
                                   411 Lorch Hall, 611 Tappan Street
                                   Ann Arbor, Michigan  48109-1220